Vsurance, Inc.

4845 West Lake Road

Erie, PA 16505

July 24, 2007

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Vsurance, Inc.

Amendment No. 1 to Preliminary Statement of Schedule 14C

Filed July 13, 2007

File No. 0-52279

Ladies and Gentlemen:

Vsurance, Inc., a Nevada corporation (the “Company”), hereby files this correspondence and responds to your comments in your letter dated July 23, 2007.

1.	You state that shareholders holding at least a majority of the voting rights of all outstanding shares of capital stock have approved this proposal by written consent. Please revise your information statement to provide an explanation of how the majority vote was reached. We note that the beneficial ownership table included in the information statement shows only five individuals with a total ownership percentage of 16%.

We have noted this comment and have expanded this disclosure to include the names and number outstanding shares of capital stock that have approved this proposal.

2.	You state that you intend to amend the Articles of Incorporation to increase the authorized shares of common stock to 500,000,000. Please disclose the number of shares that is currently authorized. In addition, please note your intended use for the additional shares.

We have noted this comment and disclosed, in the section “APPROVE AN INCREASE IN AUTHORIZED COMMON STOCK AND A NEW CLASS OF PREFERRED SHARES” that 300,000,000 shares are currently authorized and further that “There are no pending stock offerings, investments, or plan equity sales at this time. This increase is merely, an administrative process, to reduce any further Article filing fees if changes needed to be made.”

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Malcolm Pollard
Malcolm Pollard
Secretary Treasurer